中信泰富有限公司
BY COURIER

04 FEB 23 AM 7:21

Exemption No. 82-5232

CITIC PACIFIC

Date : 19th February, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

[redacted]

04012993

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since January 21, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2214

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since January 21, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Notification of Changes of Secretary and Directors
   Date : January 27, 2004
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : February 2, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE)

3. Document : Return of Allotments
   Date : January 30, 2004
   Entity Requiring Item : Hong Kong Companies Registry

CR

Companies Registry
公 司 註 冊 處

04 FEB 23 AM 7:21

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27 -01- 2004
公司註冊處(行政組)
COMPANIES REGISTRY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of address of Alternate Director	19	01	2004
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Kruyt Peter

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 72 Belmont Crescent, Westmount, QC H3Y 1Y4, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC 177021	Canada

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ________ 張續頁A及 ________ 張續頁B。

Signed 簽名：

(Name 姓名)：(Alice Tso Mun Wai) Date 日期： 27th January, 2004

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited 04 FEB 23 AM 7:21
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd February, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ______)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/~~(Decrease)~~ during the month	1,600,000	--	---
Balance at close of the month :	2,190,060,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	1,600,000	--	9,950,000	1,600,000
2. ____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ *Subscription price:* *HK$* ____						
2. ____ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$ ____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						1,600,000

Remarks : ____________________

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
12	01	2004	to 至	12	01	2004

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HKD640,000.00

Premium Amount Paid and Payable [(A) plus (B)] 已繳及應繳的溢價總額 [(A) plus (B)] $ HKD28,480,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HKD876,024,064.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Shares	1,600,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD28,480,000.00

Your Receipt
Companies Registry
H.K.

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄
CITIC Pacific Limited **32nd Floor, CITIC Tower,** **1 Tim Mei Avenue,** **Central,**	

03/02/2004 EE513248
CR No. : -145656-
Sh. Form : SC1
08 $28,480.00

Return of Allotments
股份分配申報表

Company Number 公司編號

145656

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Shares		
Taiwin Investments Limited	c/o 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	1,600,000		
	Total Shares Allotted by Class 各類股份分配總額	1,600,000	Nil	Nil

Signed 簽名：

(Name 姓名)：(Alice Tso Mun Wai) Date 日期： 30th January, 2004

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者